OFFERING MEMORANDUM

facilitated by



Mama's Best Bakery, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mama's Best Bakery, LLC
State of Organization	ID
Date of Formation	03/31/2021
Entity Type	Limited Liability Company
Street Address	259 Pheasant Rd W Unit 25, Twin Falls ID, 83301
Website Address	https://www.mamasbestbakerytwinfalls.com/

(B) Directors and Officers of the Company

Key Person		Diana Blaylock
Position with the Company		
	Title	Business Owner
	First Year	2018
Other business experience (last three years)		As owner and head baker of Mama's Best, Diana has overseen all menu writing for events, recipe testing, researching, and baking for Mama's Best Bakery. She also purchases inventory, covers maintenance and general upkeep, finds events to attend in the Magic Valley, and trains new staff.

In 2021, she was the baker on staff for Koto Brewing Co. in Twin Falls and wrote the dessert menu there, which included cookies, cakes, ice cream and more. |

Key Person	Michael Blaylock
Position with the Company Title First Year	 Business Manager 2018
Other business experience (last three years)	Office Admin In various positions from 2010-2021, he has been in an office setting as an administrator, taking calls, performing various filing and organizational tasks, and making sure the office runs smoothly. In one position, he was a one-man shipping department and made it more effective than it ever had been. As the business manager, Michael oversees all financial and organizational tasks for the bakery, including inventory, labeling, purchasing, and more.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Diana Blaylock	50%
Michael Blaylock	50%

(D) The Company's Business and Business Plan

The Team

Diana Blaylock, Owner, Head Baker

The mama herself. Diana learned baking from her own mama, and built a successful business from scratch, becoming a cornerstone of the local farmer's market and other events. She spends her free time watching baking videos, perfecting her recipes, networking with local professionals, and laughing with her customers.

Michael Blaylock, Business Manager

The business man and chief taster. Michael keeps things running in the background, balancing the budget, keeping up the inventory, planning menus, and otherwise bringing Mama's magic into the real world.

Intended Use of Funds

It takes a LOT of equipment to run a bakery, but YOU can make it happen. Here's a list of the things we'll need (and a couple bonuses if we get fully funded) to get things moving.

- Donut Fryer ($3000)
- Donut Filling Table ($500)
- Steam Table ($500)
- Fridge ($2500)
- Freezer ($3000)
- Bakery Rack ($150)
- Baking Sheets ($200)
- Stock Pot Range for boiling bagels ($350)
- Hood ($2500)
- Range ($3000)
- Dry Display Case ($3500)
- Point of Sale System ($1400)
- Tables ($400)
- Various sinks and fixtures ($2000)
- Shelving ($1000)
- Proofing Cabinet ($2000)
- Coffee Pots ($100)
- Front of House ($500)
- Office Desk ($100)
- Filing Cabinet ($75)
- Various office equipment ($500)
- Break room furniture and microwave ($220)

Mama's Best Bakery, Then and Now

In October of 2017, my family and I went down to Kelley's Canyon Orchard for a U-pick apple weekend at the end of apple season. The apples were $.30 per pound and we were not about to pass that up, especially when they had my husband's favorite apple, Johnagold, which you cannot find anywhere for less than $3 per pound, and that's very rarely! We came home with 21 pounds of apples and no way to use them before they went bad. So I decided to bake them into pies and sell them on a Facebook buy, sell, trade group.

From there, we expanded our menu, adding our famous challah bread, more pies, soft cookies, and more. The following summer, we became vendors at the local farmer's market, always keeping our ears open for what the Magic Valley was craving, as treats or even community needs.

Now we're quickly outgrowing our small home kitchen in our condo. Our community is heavily craving donuts and bagels, but we don't have the capacity to serve them fully. We need bigger equipment and a storefront; bigger equipment so we can serve more people, a storefront so more people can find us! From there, we can expand further and open our ultimate goal: a bakery with a used bookstore attached.

With your help, we can expand our little home bakery to a full-fledged bakery! We'll be able to purchase equipment, secure a location, and better serve the Magic Valley. We'll be able to sell our goodies to local shops, and one day open our bookstore and be able to sell ALL our goodies out of our brick-and-mortar, not just donuts and bagels. With that bookstore/bakery comes so many perks: a fun place to bring your kids for story time or play in the kid zone; a spot for local artists and authors to do signings and display their work; more menu options like cheesecakes and custard pies! The possibilities are endless, and we can make all these dreams come true with your help.

Traction & Validation

Our community and fellow local business owners have been begging us to open a storefront. This would enable us to sell wholesale goodies to local shops and restaurants around town!

- Regularly selling out at local vendor shows and farmer's markets.
- We have a growing number of followers on social media, hovering near 900!
- Multiple coffee shops have approached us about wholesale goodies around town.

Our Mission

We exist to bring joy to the Magic Valley by dishing out fresh-baked food that tastes good and makes you feel at home.

- Quality food--No mixes, no shortcuts. Everything at Mama's Best is from scratch and full of love!
- Smiles--You are welcome here. Everyone who has ever had the pleasure of interacting with us knows that we're here to spread joy in the Magic Valley!
- Community--Bringing local people and businesses together at the table. We want to connect people with other people who can fill needs and make dreams a reality! All this can happen over a good donut too.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment and Building Needs	$30,000	$47,180
Rent/Utilities	$5,000	$12,000
Salary/Wages	$12,000	$41,400
Mainvest Compensation	$3,000	$6,420
TOTAL	$50,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 10.7%[2]
Payment Deadline	2030-01-01
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 10.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	5.0%
$64,250	6.4%
$78,500	7.8%
$92,750	9.3%
$107,000	10.7%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have voting rights.
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Diana Blaylock	50%
Michael Blaylock	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Jayne Fischer	$895	0%		Angel Investor - Terms TBD

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Mama's Best Bakery has been operating since October, 2017 and has since achieved the following milestones:

- Opened home-based location in Twin Falls, Idaho.

- Became a vendor at the Downtown Twin Falls Farmer's Market.

- Added donuts and macarons to the menu, which increased sales

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mama's Best Bakery forecasts the following milestones:

- Secure lease in Twin Falls, ID by March, 2022.

- Hire by November 2021: Assistant Baker

- Hire by May 2022: Assistant Baker, and Bookkeeper

Subsequent events to historical financials

Since the latest available financial statements of Mama's Best Bakery, we have had the following material changes and trends:

- Increase in demand due to community rapport.

- Purchased baking equipment:

    - Commercial oven.

    - Commercial mixer.

    - Smaller mixers.

    - Bakery rack and pans.

    - Various bakery tools (piping tips, cookie cutters, etc.)

- Took out a loan for $2000 to purchase all these items

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$62,566	$223,230	$267,876	$294,664	$318,237
Cost of Goods Sold	$23,276	$83,046	$99,655	$109,620	$118,389
Gross Profit	$39,290	$140,184	$168,221	$185,044	$199,848
EXPENSES					
Utilities	$1,200	$18,000	$18,000	$18,000	$18,000
Insurance	$1,020	$1,200	$1,300	$1,400	$1,450
Repairs & Maintenance	$1,500	$2,500	$2,500	$2,600	$2,800
Legal & Professional Fees	$150	$1,000	$500	$500	$500
Web and Advertising	$600	$2,500	$1,500	$1,500	$1,500
Lease	$0	$24,000	$24,000	$24,000	$24,000
Salaries	$0	$42,000	$45,000	$50,000	$50,000
Office Supplies	$0	$1,200	$600	$600	$600
Licensure	$0	$3,000	$3,000	$3,000	$3,000
Reserve Fund	$0	$16,000	$5,000	$5,000	$5,000
Operating Profit	$34,820	$28,784	$66,821	$78,444	$92,998

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V